SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2019

Commission File No. 1-31690

TransCanada Corporation
(Translation of Registrant's Name into English)

450 - 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Exhibit 99.1 to this report, filed on Form 6-K, shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-5916, 333-8470, 333-9130, 333-151736, 333-184074 and 333-227114), Form F-3 (File Nos. 33-13564 and 333-6132) and Form F-10 (File Nos. 333-151781, 333-161929, 333-208585, 333-214971, 333-218711, 333-221898, 333-225941 and 333-228848).

Exhibits 99.2 and 99.3 to this report, furnished on Form 6-K, are furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

EXHIBIT INDEX

99.1    Management Information Circular of the Registrant dated February 28, 2019

99.2    Form of Proxy of the Registrant

99.3    Notices of Availability of Proxy Materials for TransCanada Corporation's
Annual and Special Meeting (Registered Shareholders and Beneficial Holders)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2019

TRANSCANADA CORPORATION

By:	/s/ Donald R. Marchand
Donald R. Marchand
Executive Vice-President and Chief Financial Officer

By:	/s/ Christine R. Johnston
Christine R. Johnston
Vice-President, Law and Corporate Secretary